As filed with the Securities and Exchange Commission on November 12, 2002
                                                     Registration No. 005-32542
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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ----------------------

                                  SCHEDULE TO
                                  (RULE 13e-4)
                 TENDER OFFER STATEMENT UNDER SECTION 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. 6)

                             ----------------------

                                   AT&T CORP.
         (Name of Subject Company (Issuer) and Filing Person (Offeror))

                             ----------------------

      CERTAIN OPTIONS TO PURCHASE COMMON STOCK, PAR VALUE $1.00 PER SHARE
                         (Title of Class of Securities)

                             ----------------------

                                   001957109
                     (CUSIP Number of Class of Securities)
                           (UNDERLYING COMMON STOCK)

                             ----------------------

                                 ROBERT S. FEIT
                  VICE PRESIDENT - LAW AND CORPORATE SECRETARY
                                   AT&T CORP.
                              900 ROUTE 202/206 NORTH
                          BEDMINSTER, NEW JERSEY 07921
                           Telephone: (800) 257-7865

                    (Name, Address, and Telephone Number of
                    Person Authorized to Receive Notices and
                  Communications on Behalf of Filing Persons)

                                   Copies to:
                            Jean M. McLoughlin, Esq.
                             Davis Polk & Wardwell
                              1600 El Camino Real
                              Menlo Park, CA 94025
                           Telephone: (650) 752-2000
                              Fax: (650) 752-2111


                           CALCULATION OF FILING FEE
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        TRANSACTION VALUATION*                   AMOUNT OF FILING FEE
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             $243,518,190                             $22,403.67
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* Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 116,677,796 shares of common stock of the AT&T Corp. will be exchanged pursuant to this offer. The amount of the filing fee, calculated in accordance with Section 13(e)(3) of the Securities Exchange Act of 1934, as amended, and Rule 0-11(b) thereunder, equals the transaction value multiplied by $92.00 per million.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  Not applicable.
Form or Registration No.:  Not applicable
Filing party:  Not applicable.
Date filed:  Not applicable.

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ] third party tender offer subject to rule 14d-1.
[x] issuer tender offer subject to Rule 13e-4.
[ ] going-private transaction subject to Rule 13e-3.
[ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [x]

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                             INTRODUCTORY STATEMENT

     This Amendment No. 6 amends and supplements the Tender Offer Statement on Schedule TO relating to our offer to exchange certain options for restricted stock units or cash upon the terms and subject to the conditions in the Offer to Exchange dated September 16, 2002.

ITEM 4. TERMS OF THE TRANSACTION

Item 4 of the Original Schedule TO is hereby amended to add the following:

     The offer made pursuant to the Schedule TO expired at 11:59 p.m., Eastern Time, on Tuesday, October 29, 2002. We accepted for exchange options to purchase 75,153,377 shares of our common stock, representing approximately 66% of the 114,441,535 options that were eligible to be tendered in the offer. Pursuant to the terms of the offer, we granted restricted stock units representing an aggregate of 12,717,053 shares of our common stock in exchange for tendered Class A to I Options and have arranged to pay an aggregate of $4,364,932 in exchange for tendered Class J Options.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                             /s/ Robert S. Feit
                                             -------------------------
                                             Name:  Robert S. Feit
                                             Title: Vice President - Law and
                                                    Corporate Secretary


Date: November 12, 2002